Filed pursuant to Rule 433

Registration Statement No. 333-240160

Council of Europe Development Bank

Final Term Sheet – January 19, 2023

3.625% USD 1.0 billion Global Notes due January 26, 2028

Issuer:	Council of Europe Development Bank (the “CEB”)
Issuer Ratings:[1]	Aa1 – stable (Moody’s) / AAA – stable (S&P) / AA+ – positive (Fitch)
Status of the Notes:	Senior, unsecured, unsubordinated
Currency/Size:	USD 1,000,000,000.00
Pricing:	January 19, 2023
Settlement:	January 26, 2023 (T+5)
Maturity:	January 26, 2028
Interest Payment Dates:	January 26 and July 26 of each year, with the Notes bearing interest from January 26, 2023, with the initial interest payment being made on July 26, 2023
Coupon:	3.625% per annum, paid semi-annually in arrear, 30/360, following, unadjusted
Reoffer Spread vs. SOFR Midswaps:	m/s +41 bps
Reoffer Spread vs. Benchmark:	+20.2 bps
Reoffer Price:	99.792%
Reoffer Yield:	3.671% (semi-annual)

[1]	Ratings are not a recommendation to purchase, hold or sell Notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Underwriting Commissions:	0.125%
All-in Price:	99.667%
All-in Yield:	3.699 (semi-annual)
Net Proceeds to the Issuer (Before Expenses):	USD 996,670,000.00
Settlement:	DTC (deliverable through Euroclear and Clearstream)
Benchmark:	UST 3.875% due December 31, 2027
Benchmark Price/Yield:	101-26+ / 3.469% (semi-annual)
Denominations:	USD 1,000.00 and multiples thereof
Underwriters:	Barclays / BNP PARIBAS / Goldman Sachs Bank Europe SE/ RBC Capital Markets
Business Days:	TARGET, London, New York (following unadjusted)
Listing:	Expected on Luxembourg Stock Exchange
ISIN / CUSIP:	US222213BB58 / 222213 BB5
Documentation:	U.S. SEC-registered debt shelf program
Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about January 26, 2023, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under currently applicable U.S. rules and regulations, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Furthermore, the standard settlement cycle on the Luxembourg Stock Exchange is two business days. Accordingly, purchasers who wish to trade Notes in transactions that are ordinarily scheduled to settle prior to January 26, 2023 will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC (including a prospectus supplement) for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, LLC by calling +1-866-375-6829. The registration statement including the prospectus may also be accessed through the hyperlink https://www.sec.gov/Archives/edgar/data/0001472246/000110465920087730/a20-25594_1sb.htm, and the prospectus supplement may be accessed through the hyperlink https://www.sec.gov/Archives/edgar/data/0001472246/000110465920138454/a20-39054_1424b3.htm.

Information found through hyperlinks from the above hyperlinks is not part of this Final Term Sheet.

Notice by Barclays Bank Ireland PLC, BNP Paribas and Goldman Sachs Bank Europe SE to Distributors regarding MiFID II Product Governance

Solely for the purposes of Barclays Bank Ireland PLC’s, BNP Paribas’ and Goldman Sachs Bank Europe SE’s (the “EU Manufacturers”) product approval process, the target market assessment made by the EU Manufacturers in respect of the Notes has led the EU Manufacturers to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU Manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU Manufacturers’ target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable. The Issuer does not fall under the scope of application of MiFID II and, in particular, does not qualify as a manufacturer or distributor for the purposes of MiFID II.

Notice by Goldman Sachs Bank Europe SE to Distributors regarding UK MiFIR Product Governance

Solely for the purposes of Goldman Sachs Bank Europe SE’s (the “UK Manufacturer”) product approval process, the target market assessment made by the UK Manufacturer in respect of the Notes has led the UK Manufacturer to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK Manufacturer’s target market assessment; however, a distributor subject to FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK Manufacturer’s target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable. The Issuer does not fall under the scope of application of UK MiFIR and, in particular, does not qualify as a manufacturer or distributor for the purposes of UK MiFIR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.